Exhibit 1
All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger are to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our second quarter of 2006 ended on June 25, 2006, while our second quarter of 2005 ended on June 26, 2005. References to “US GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 25,	June 25,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$224,720	$124,525
Short-term marketable securities	17,648	31,263
Accounts receivable, net	240,990	292,939
Amounts due from affiliates	6,810	5,495
Other receivables	11,336	13,457
Inventories	79,483	111,900
Prepaid expenses and other current assets	26,727	49,669

Total current assets	607,714	629,248
Long-term marketable securities	17,803	17,234
Property, plant and equipment, net	1,107,031	1,211,347
Investment in equity investee	—	10,154
Intangible assets	72,780	46,786
Goodwill	522,625	522,625
Prepaid expenses and other non-current assets	65,429	80,771

Total assets	$2,393,382	$2,518,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$136,058	$200,156
Payables related to property, plant and equipment purchases	79,425	51,513
Accrued operating expenses	96,932	112,416
Income taxes payable	2,235	3,749
Short-term borrowings	16,891	13,566
Amounts due to affiliates	62	73
Current obligations under capital leases	7,091	7,025
Current installments of long-term debts	18,651	59,290

Total current liabilities	357,345	447,788
Obligations under capital leases, excluding current installments	3,680	240
Long-term debts, excluding current installments	775,425	756,364
Other non-current liabilities	66,611	74,024

Total liabilities	1,203,061	1,278,416
Minority interest	48,669	53,562
Share capital:
Ordinary shares —
2005: Authorized 3,200,000,000 shares, par value S$0.25;
2006: Unlimited shares with no par value;
Issued ordinary shares —1,976,292,025 and 1,988,890,692, respectively	303,052	1,833,749
Additional paid-in capital	1,517,118	—
Accumulated other comprehensive loss	(8,572)	(7,652)
Accumulated deficit	(669,946)	(639,910)

Total shareholders’ equity	1,141,652	1,186,187

Total liabilities and shareholders’ equity	$2,393,382	$2,518,165

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Net revenues	$264,346	$418,133	$498,492	$803,842
Cost of revenues	(228,541)	(331,327)	(438,289)	(640,443)

Gross profit	35,805	86,806	60,203	163,399

Operating expenses:
Selling, general and administrative	33,761	39,914	66,007	79,625
Research and development	6,536	7,909	12,478	14,882
Restructuring charges	—	—	830	—

Total operating expenses	40,297	47,823	79,315	94,507

Operating income (loss)	(4,492)	38,983	(19,112)	68,892

Other income (expense), net:
Interest income	1,198	1,048	2,388	2,809
Interest expense	(9,481)	(11,462)	(20,118)	(22,919)
Foreign currency exchange gain (loss)	71	(455)	(320)	(464)
Other non-operating income (expense), net	157	294	(1,387)	569

Total other income (expense), net	(8,055)	(10,575)	(19,437)	(20,005)

Income (loss) before income taxes	(12,547)	28,408	(38,549)	48,887
Income tax expense	(1,159)	(7,211)	(2,298)	(13,129)

Income (loss) before minority interest	(13,706)	21,197	(40,847)	35,758
Minority interest	(1,357)	(3,177)	(1,335)	(5,722)

Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Basic net income (loss) per ordinary share	$(0.01)	$0.01	$(0.02)	$0.02
Diluted net income (loss) per ordinary share	$(0.01)	$0.01	$(0.02)	$0.01

Basic net income (loss) per ADS	$(0.08)	$0.09	$(0.22)	$0.15
Diluted net income (loss) per ADS	$(0.08)	$0.09	$(0.22)	$0.14

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,954,500	1,988,133	1,951,440	1,984,671
— diluted	1,954,500	2,158,312	1,951,440	2,156,948
ADS (in thousands) used in per ADS calculation:
— basic	195,450	198,813	195,144	198,467
— diluted	195,450	215,831	195,144	215,695

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Six Months Ended
	June 26, 2005	June 25, 2006
Cash Flows From Operating Activities
Net income (loss)	$(42,182)	$30,036
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	124,335	140,446
Amortization of leasing prepayments	13,182	6,368
Debt issuance cost amortization	934	1,110
(Gain) loss on sale of property, plant and equipment	(13)	366
Accretion of discount on convertible notes	4,212	3,274
Loss from repurchase and redemption of convertible notes	1,653	—
Foreign currency exchange (gain) loss	(101)	1,087
Share-based compensation expense	448	7,228
Deferred income taxes	2,027	11,351
Minority interest in income of subsidiary	1,335	5,722
Others	(10)	1,767
Changes in operating working capital:
Accounts receivable	(12,622)	(51,949)
Amounts due from affiliates	(4,685)	1,315
Inventories	809	(32,417)
Other receivables, prepaid expenses and other assets	4,018	(14,723)
Accounts payable, accrued operating expenses and other payables	33,691	78,348
Amounts due to affiliates	87	11

Net cash provided by operating activities	127,118	189,340

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$7,163	$17,157
Proceeds from maturity of marketable securities	787	6,411
Purchases of marketable securities	(20,283)	(37,060)
Investment in equity investee	—	(10,154)
Acquisition of intangible assets	(1,741)	(3,216)
Purchases of property, plant and equipment	(74,900)	(273,219)
Others, net	1,785	2,237

Net cash used in investing activities	(87,189)	(297,844)

Cash Flows From Financing Activities
Repayment of short-term debts	$(14,119)	$(27,858)
Repayment of long-term debts	(21,715)	(4,551)
Proceeds from issuance of shares, net of expenses	6,516	6,458
Repurchase and redemption of convertible notes	(167,263)	—
Proceeds from bank borrowings	123,537	44,884
Increase in restricted cash and deposits	(1,451)	(7,906)
Capital lease payments	(4,127)	(3,506)

Net cash provided by (used in) financing activities	(78,622)	7,521

Net decrease in cash and cash equivalents	(38,693)	(100,983)
Effect of exchange rate changes on cash and cash equivalents	261	788
Cash and cash equivalents at beginning of the period	227,509	224,720

Cash and cash equivalents at end of the period	$189,077	$124,525

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended June 25, 2006
(Unaudited)
Note 1: Interim Statements
     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 25, 2005 included in STATS ChipPAC’s 2005 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
     In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
     In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $0.06 million on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek as of June 25, 2006.
     Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on the Sunday nearest to the end of each calendar period or calendar year, as the case may be. The second quarter of 2006 ended on June 25, 2006, while the second quarter of 2005 ended on June 26, 2005.
Recent Accounting Pronouncements
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. The adoption of SFAS No. 151 did not have a material effect on the Company’s consolidated financial statements.
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, "Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
     The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the three and six months ended June 25, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note below for more information on the impact of the adoption of SFAS 123(R).
     In September 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“SFAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and SFAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. The adoption of this pronouncement did not have a material effect on the Company’s consolidated financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.
Share-Based Compensation
     The Company adopted the provisions of SFAS 123(R) on December 26, 2005, which requires the measurement of share-based compensation expense for all share-based payment awards made to employees and directors including employee share options and employee share purchases right based on estimated fair value. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
     The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows (in thousands):

	Three Months	Six Months
	Ended	Ended
	June 25, 2006	June 25, 2006
Cost of revenues	$1,629	$3,143
Selling, general and administrative	763	3,233
Research and development	391	852

	$2,783	$7,228

     As a result of adopting SFAS 123(R), the Company’s net income for the three and six months ended June 25, 2006 was $2.7 million and $7.0 million lower than if it had continued to account for share-based compensation under APB 25.

     If the Company had not adopted SFAS 123(R), basic earnings per share for the three and six months ended June 25, 2006 would have been $0.01 and $0.02, respectively, compared to reported basic earnings per share of $0.01 and $0.02, respectively. This is equivalent to $0.10 and $0.19 per ADS for the three and six months ended June 25, 2006, respectively, compared to reported basic earnings per ADS of $0.09 and $0.15, respectively. Diluted earnings per share for the three and six months ended June 25, 2006 would have been $0.01 and $0.02 respectively, as compared to reported diluted earnings per share of $0.01 and $0.01, respectively. This is equivalent to $0.10 and $0.18 per ADS for the three and six months ended June 25, 2006, respectively, compared to reported diluted earnings per ADS of $0.09 and $0.14, respectively.
     The Company estimates the grant-date fair value of share options and employee share purchase rights using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurates with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three and six months ended June 25, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.
     The following table illustrates the pro forma amounts (in thousands, except per ordinary share and per ADS data) if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation for the three and six months ended June 26, 2005:

	Three Months	Six Months
	Ended	Ended
	June 26, 2005	June 26, 2005
Net loss as reported	$(15,063)	$(42,182)
Add: Total share-based employee compensation expenses included in reported net loss, net of related tax effects	173	448
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(3,936)	(10,304)

Pro forma net loss	$(18,826)	$(52,038)

Basic and diluted net loss per share:
As reported	$(0.01)	$(0.02)
Pro forma	$(0.01)	$(0.03)

Basic and diluted net loss per ADS:
As reported	$(0.08)	$(0.22)
Pro forma	$(0.10)	$(0.27)
     The assumptions used to estimate the fair value of share options granted for the three and six months ended June 26, 2005 and June 25, 2006 are as follows:

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Expected term	9 years	3 to 7 years	9 years	3 to 7 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	2.6% to 2.9%	3.0% to 3.4%	2.6% to 2.9%	3.0% to 3.4%
Weighted average volatility	56.5%	38.8%	56.6%	39.1%

     No issue of shares under employee share purchase plan was made during the three months ended June 26, 2005 and June 25, 2006. The assumptions used to estimate the fair value of employee share purchase rights for the six months ended June 26, 2005 and June 25, 2006 are as follows:

	Six Months Ended
	June 26, 2005	June 25, 2006
Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.6%	2.7%
Volatility	41.0%	35.4%
     As of June 25, 2006, there was $14.5 million of unrecognized share-based compensation expenses related to approximately 59.9 million of unvested share option awards net of $0.8 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.5 years.
     The following table summarizes share option activity during the six months ended June 25, 2006:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 25, 2005	124,175	$1.01
Granted	15,981	0.68
Lapsed and forfeited	(8,988)	1.13
Exercised	(2,628)	0.41

Options outstanding at June 25, 2006	128,540	0.98	$5,567

Exercisable at June 25, 2006	68,678	1.22	$3,814

     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three and six months ended June 25, 2006, the total amount of cash received from the exercise of share options were $0.8 million and $1.1 million, respectively.
     The following table summarizes information about share options outstanding at June 25, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	6/25/2006	Life	Price	6/25/2006	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	117	3.4 years	$0.15	117	3.4 years	$0.15
$0.21 to $0.29	10,660	6.1 years	$0.27	8,058	6.0 years	$0.26
$0.32 to $0.47	4,493	4.8 years	$0.43	4,433	4.8 years	$0.43
$0.53 to $0.89	72,569	7.5 years	$0.69	22,318	6.3 years	$0.77
$0.91 to $1.09	1,741	5.5 years	$0.96	1,269	4.7 years	$0.97
$1.16 to $1.66	30,755	5.6 years	$1.37	24,278	5.3 years	$1.43
$2.01 to $2.61	3,007	3.5 years	$2.06	3,007	3.5 years	$2.06
$3.99	5,198	3.8 years	$3.99	5,198	3.8 years	$3.99

	128,540	6.6 years		68,678	5.5 years

     Total grant-date fair value of share options that vested during the three and six months ended June 25, 2006 was $3.7 million and $9.9 million, respectively. Total intrinsic value of share options exercised during the three and six months ended June 25, 2006 was $0.4 million and $0.7 million, respectively.
Share Repurchase Program
     The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, the implementation of a share repurchase program and the amendment of the employee share plans were contemplated to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants.
     At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied.
Share Options and Incentive Plans
     In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
     STATS ChipPAC RSP. Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company as the award vests in accordance with a schedule determined by the Board of Directors. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP.
     STATS ChipPAC PSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares ultimately received by the employee depends on Company’s performance against specified targets over a period of time to be determined by the Board of Directors. The ordinary shares covered by a grant under the PSP shall vest in accordance with a schedule determined by the Board of Directors. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP.
     The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively.
     STATS ChipPAC Ltd. Share Option Plan, as amended (“STATS ChipPAC Option Plan”). In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Option Plan to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.
     STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”). In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. The employees may acquire unissued shares, existing shares (including treasury shares) or shares acquired on the open market. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised to not exceed 92 million ordinary shares of the Company.

Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 25, 2005 and June 25, 2006 comprised the following (in thousands):

	December 25,	June 25,
	2005	2006
Currency translation loss	$8,320	$7,226
Unrealized gain on hedging instruments	(775)	(1,245)
Unrealized loss on available-for-sale marketable securities	1,027	1,671

	$8,572	$7,652

     Comprehensive income (loss) for the three and six months ended June 26, 2005 and June 25, 2006 were as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	678	(414)	289	(644)
Unrealized gain (loss) on hedging instruments	(1,340)	(186)	366	1,653
Realized gain on hedging instruments included in net income (loss)	(1,957)	(406)	(3,076)	(1,183)
Foreign currency translation adjustment	719	(129)	108	1,094

Comprehensive income (loss)	$(16,963)	$16,885	$(44,495)	$30,956

Hedging Instruments
     The Company records all derivatives as either assets or liabilities in the consolidated financial statements and measures those instruments at fair value. Changes in fair values of derivative financial instruments will be reported in earnings or other comprehensive income depending on whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the assets or liabilities hedged.
     The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. The programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At June 25, 2006, the Company has a series of foreign currency forward contracts with total contract value of approximately $159 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysia Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. All forward contracts qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At June 25, 2006, the Company had realized and unrealized gain of $1.2 million and $1.7 million, respectively, on its foreign currency forward contracts. The duration of these instruments are generally less than 12 months.
Note 2: Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 25,	June 25,
	2005	2006
Raw materials	$63,079	$96,038
Work-in-progress	15,727	14,475
Finished goods	677	1,387

	$79,483	$111,900

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 25,	June 25,
	2005	2006
Leasing prepayments	$10,054	$1,084
Other prepayments and assets	9,543	32,121
Deferred income tax assets	1,425	3,169
Loans to vendors	5,329	4,929
Fixed deposits pledged for bank loans	376	8,366

	$26,727	$49,669

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 25,	June 25,
	2005	2006
Leasing prepayments	$2,623	$—
Deferred income tax assets	38,879	29,208
Fixed deposits pledged for bank loans	2,232	1,519
Restricted deposits placed with bank	—	629
Other deposits	289	294
Loans to vendors	8,441	6,176
Debt issuance cost, net of accumulated amortization of $3,026 and $4,136	10,895	9,785
Assets held for sale	—	29,541
Others	2,070	3,619

	$65,429	$80,771

     Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the six months ended June 25, 2006, $2.7 million was repaid.
     In June 2006, the Company announced an agreement to sell assembly and test equipment related to specific low led count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over 4 years and a performance-based contingent earn-out of $5.0 million. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $29.5 million to assets held for sale, a component of other non-current assets. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis until December 2009.
     Also in June 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns ANST, for $10.2 million.
     Property, plant and equipment consist of the following (in thousands):

	December 25,	June 25,
	2005	2006
Cost:
Freehold land	$5,857	$5,984
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	216,700
Equipment	1,660,504	1,808,250

Total cost	$1,856,431	$2,050,798
Total accumulated depreciation	$(749,400)	$(839,451)

Property, plant and equipment, net	$1,107,031	$1,211,347

     Intangible assets consist of the following (in thousands):

	December 25, 2005			June 25, 2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(2,108)	$5,592
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(6,133)	25,867
Customer relationships	99,300	(70,338)	28,962	99,300	(95,164)	4,136
Software, licenses and others	18,528	(8,319)	10,209	21,701	(10,510)	11,191

	$157,528	$(84,748)	$72,780	$160,701	$(113,915)	$46,786

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Tradenames	$275	$275	$550	$550
Technology and intellectual property	800	800	1,600	1,600
Customer relationships	12,412	12,413	24,825	24,826
Software, licenses and others	1,002	946	2,143	2,191

	$14,489	$14,434	$29,118	$29,167

     Intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

June 26, 2006 to December 31, 2006	$7,917
2007	7,115
2008	6,653
2009	5,743
2010	4,735
Thereafter	14,623

Total	$46,786

Note 3: Lines of Credit and Other Borrowings
     As of June 25, 2006, the Company’s total debt outstanding consisted of $836.5 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     The Company has lines of credit with Shin Han Bank (formerly known as Cho Hung Bank), Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $5.0 million and $14.0 million, respectively. The lines of credit bore interest at rates ranging from 5.0% to 6.3% per annum, respectively, during the six months ended June 25, 2006. As of June 25, 2006, $7.0 million was borrowed against these lines of credit and $37.0 million of unutilized facilities were available. The agreements for these facilities are subject to an annual review by the lenders for their continued use.
     The Company has a line of credit with Citibank, N.A. for $20.0 million. As of June 25, 2006, $3.9 million and $4.3 million were utilized in the form of bank guarantees and letters of credit, respectively, against this facility and $11.8 million of unutilized facility was available. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate.
     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Shin Han Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.0 million at June 25, 2006) and 2.0 billion South Korean Won (approximately $2.1 million at June 25, 2006), respectively. During the six months ended June 25, 2006, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Shin Han Bank for the continued use of the credit line facility.

     The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 7.3% per annum. It is available for general corporate purposes. During the six months ended June 25, 2006, the Company did not use this line of credit and there was no outstanding balance on this facility.
     The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $7.3 million was outstanding as of June 25, 2006. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.
     In June 2006, the Company obtained a term loan facility of $25.0 million from Hana Bank, of which $12.0 million was outstanding as of June 25, 2006. The term loan facility bore interest rate of 6.7% per annum. The principal and interest on the loan is repayable in 8 equal quarterly installments commencing September 1, 2007. As of June 25, 2006, $0.6 million was placed as restricted deposit with the bank.
     The Company previously had a term loan facility of $15.0 million from Hana Bank. In connection with the $25.0 million term loan facility described above, this facility limit was revised from $15.0 million to $5.0 million in June 2006. As of June 25, 2006, $2.8 million was outstanding. The term loan facility bore interest rate of 7.0% to 7.1% per annum. The principal and interest on the loan is repayable in 8 equal quarterly installments commencing November 29, 2006.
     Additionally, Winstek has NT$4.9 billion (approximately $150.5 million at June 25, 2006) of bank and credit facilities from various banks and financial institutions, of which $71.2 million borrowings was outstanding as of June 25, 2006. These credit facilities have varying interest rates ranging from 1.7% to 6.3% per annum and maturities ranging from 2006 through 2009.
Note 4: Earnings Per Share
     Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. Under the treasury stock method, the amount the employee must pay for exercising share options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in share capital when the award becomes deductible are assumed to be used to repurchase shares. The if-converted method is performed on each convertible note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization and interest expense, net of tax effect, and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note. The number of contingently issuable shares to be included in dilutive EPS computation is based on the number of shares, if any, that would be issuable under the terms of the arrangement if the end of the reporting period were the end of the contingency period assuming the result would be dilutive.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of June 26, 2005 and June 25, 2006 follows (in thousands):

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Convertible notes	287,999	126,128	287,999	126,128
Share options	125,767	110,999	125,767	111,904

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Six Months Ended
	June 26, 2005	June 25, 2006	June 26, 2005	June 25, 2006
Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036
Adjusted net income (loss)	$(15,063)	$18,583	$(42,182)	$31,161

Weighted average number of ordinary shares outstanding (basic)	1,954,500	1,988,133	1,951,440	1,984,671
Weighted average dilutive shares from share plans	—	8,308	—	10,406
Weighted average dilutive convertible notes	—	161,871	—	161,871

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	1,954,500	2,158,312	1,951,440	2,156,948

Note 5: Share Capital
     Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1.5 billion became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1.8 billion.
Note 6: Contingent Liabilities
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16.7 million as of June 25, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of June 25, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of June 25, 2006 is estimated to be 33.3 billion South Korean Won (approximately $34.7 million as of June 25, 2006). As of June 25, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

Note 7: Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 25, 2005
In thousands of U.S. Dollars

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,590	—	26,727

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	28,850	369	28,931	202	7,077	—	65,429

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 26, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$196,767	$19,794	$158,229	$286,335	$68,487	$(231,120)	$498,492
Cost of revenues	(172,383)	(226)	(149,832)	(256,434)	(63,197)	203,783	(438,289)

Gross profit	24,384	19,568	8,397	29,901	5,290	(27,337)	60,203

Operating expenses:
Selling, general and administrative	20,254	12,046	4,122	48,128	3,608	(22,151)	66,007
Research and development	7,205	2,909	3,070	3,810	710	(5,226)	12,478
Restructuring charges	734	—	—	96	—	—	830

Total operating expenses	28,193	14,955	7,192	52,034	4,318	(27,377)	79,315

Operating income (loss)	(3,809)	4,613	1,205	(22,133)	972	40	(19,112)

Other income (expense), net:
Interest income	11,062	9	88	1,017	63	(9,851)	2,388
Interest expense	(14,305)	(4,334)	(1,581)	(8,863)	(886)	9,851	(20,118)
Foreign currency exchange gain (loss)	(129)	(1)	(906)	664	52	—	(320)
Equity loss from investment in subsidiaries	(33,294)	(564)	—	—	—	33,858	—
Other non-operating income (expense), net	(1,635)	(45)	(16)	29	280	—	(1,387)

Total other income (expense), net	(38,301)	(4,935)	(2,415)	(7,153)	(491)	33,858	(19,437)

Income (loss) before income taxes	(42,110)	(322)	(1,210)	(29,286)	481	33,898	(38,549)
Income tax benefit (expense)	(72)	(13)	(1,228)	(1,313)	328	—	(2,298)

Income (loss) before minority interest	(42,182)	(335)	(2,438)	(30,599)	809	33,898	(40,847)
Minority interest	—	—	—	—	—	(1,335)	(1,335)

Net income (loss)	$(42,182)	$(335)	$(2,438)	$(30,599)	$809	$32,563	$(42,182)

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 26, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(42,182)	$(335)	$(2,438)	$(30,599)	$809	$32,563	$(42,182)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	40,711	1,150	19,798	41,752	20,964	(40)	124,335
Amortization of leasing prepayments	13,182	—	—	—	—	—	13,182
Debt issuance cost amortization	875	59	—	—	—	—	934
(Gain) loss on sale of property, plant and equipment	(24)	—	—	(30)	41	—	(13)
Accretion of discount on convertible notes	4,212	—	—	—	—	—	4,212
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange (gain) loss	54	—	(27)	—	(128)	—	(101)
Share-based compensation expense	424	—	—	—	24	—	448
Deferred income taxes	—	—	1,227	1,165	(365)	—	2,027
Minority interest in income of subsidiary	—	—	—	—	—	1,335	1,335
Equity loss from investment in subsidiaries	33,294	564	—	—	—	(33,858)	—
Others	(56)	62	—	(40)	24	—	(10)
Changes in operating working capital:
Accounts receivable	(2,908)	—	—	(10,482)	768	—	(12,622)
Amounts due from affiliates	(50,190)	(1,241)	(2,155)	(6,117)	(6,460)	61,478	(4,685)
Inventories	521	—	360	36	(108)	—	809
Other receivables, prepaid expenses and other assets	3,782	73	185	461	(483)	—	4,018
Accounts payable, accrued operating expenses and other payables	19,942	(251)	4,601	6,718	2,681	—	33,691
Amounts due to affiliates	53	495	18,335	30,747	11,935	(61,478)	87

Net cash provided by operating activities	$23,343	$576	$39,886	$33,611	$29,702	$—	$127,118

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	—	—	—	—	7,163	—	7,163
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(20,283)	—	(20,283)
Acquisition of intangible assets	(46)	(419)	(632)	(383)	(261)	—	(1,741)
Cash injection in subsidiary	(4,108)	—	—	—	4,108	—	—
Purchases of property, plant and equipment	(20,440)	(66)	(23,915)	(28,464)	(29,044)	27,029	(74,900)
Others, net	14,979	10	3,073	2,419	8,333	(27,029)	1,785

Net cash used in investing activities	$(9,615)	$(475)	$(21,474)	$(25,641)	$(29,984)	$—	$(87,189)

Cash Flows From Financing Activities
Repayment of short-term debts	—	—	(10,052)	—	(4,067)	—	(14,119)
Repayment of long-term debts	—	—	—	—	(21,715)	—	(21,715)
Proceeds from issuance of shares, net of expenses	6,516	—	—	—	—	—	6,516
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	84	—	22,989	—	123,537
Increase in restricted cash	—	—	(27)	—	(1,424)	—	(1,451)
Capital lease payments	(774)	—	(3,353)	—	—	—	(4,127)

Net cash used in financing activities	$(61,057)	$—	$(13,348)	$—	$(4,217)	$—	$(78,622)

Net increase (decrease) in cash and cash equivalents	(47,329)	101	5,064	7,970	(4,499)	—	(38,693)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	261	—	261
Cash and cash equivalents at beginning of the period	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the period	$137,495	$649	$7,040	$26,957	$16,936	$—	$189,077

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of June 25, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChippPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$44,413	$646	$16,906	$25,724	$36,836	$—	$124,525
Short-term marketable securities	—	—	—	—	31,263	—	31,263
Accounts receivable, net	107,881	—	—	163,981	21,077	—	292,939
Amounts due from affiliates	447,050	200,805	6,870	118,864	7,254	(775,348)	5,495
Other receivables	10,194	233	4,946	74	867	(2,857)	13,457
Inventories	36,705	—	44,387	8,259	22,549	—	111,900
Prepaid expenses and other current assets	20,040	1,374	12,465	2,354	13,436	—	49,669

Total current assets	666,283	203,058	85,574	319,256	133,282	(778,205)	629,248
Long-term marketable securities	17,234	—	—	—	—	—	17,234
Property, plant and equipment, net	351,923	4,553	292,337	233,259	329,321	(46)	1,211,347
Investment in equity investee	10,154	—	—	—	—	—	10,154
Investment in subsidiaries	764,273	13,886	—	40,588	—	(818,747)	—
Intangible assets	2,778	2,191	1,480	37,851	2,486	—	46,786
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	24,235	313	19,528	257	36,438	—	80,771

Total assets	$1,836,880	$224,001	$711,256	$733,596	$607,221	$(1,594,789)	$2,518,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$50,033	$467	$73,506	$18,822	$57,328	$—	$200,156
Payables related to property, plant and equipment purchases	12,166	—	5,288	16,629	17,430	—	51,513
Accrued operating expenses	50,955	9,147	14,883	10,141	30,149	(2,859)	112,416
Income taxes payable	—	300	1,555	819	1,075	—	3,749
Short-term borrowings	—	—	7,035	—	6,531	—	13,566
Amounts due to affiliates	7,805	784	92,030	624,942	49,860	(775,348)	73
Current obligations under capital leases	—	—	7,025	—	—	—	7,025
Current installments of long-term debts	36,186	—	1,730	—	21,374	—	59,290

Total current liabilities	157,145	10,698	203,052	671,353	183,747	(778,207)	447,788
Obligations under capital leases, excluding current installments	—	—	240	—	—	—	240
Long-term debts, excluding current installments	493,548	200,000	13,030	—	49,786	—	756,364
Other non-current liabilities	—	—	54,101	13,150	6,773	—	74,024

Total liabilities	650,693	210,698	270,423	684,503	240,306	(778,207)	1,278,416
Minority interest	—	—	—	—	—	53,562	53,562

Total shareholders’ equity	1,186,187	13,303	440,833	49,093	366,915	(870,144)	1,186,187

Total liabilities and shareholders’ equity	$1,836,880	$224,001	$711,256	$733,596	$607,221	$(1,594,789)	$2,518,165

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Six Months Ended June 25, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$272,204	$20,000	$282,127	$511,203	$130,868	$(412,560)	$803,842
Cost of revenues	(220,579)	(75)	(239,581)	(452,006)	(108,860)	380,658	(640,443)

Gross profit	51,625	19,925	42,546	59,197	22,008	(31,902)	163,399

Operating expenses:
Selling, general and administrative	27,578	13,667	6,094	52,524	6,404	(26,642)	79,625
Research and development	5,080	2,735	5,057	6,755	601	(5,346)	14,882

Total operating expenses	32,658	16,402	11,151	59,279	7,005	(31,988)	94,507

Operating income (loss)	18,967	3,523	31,395	(82)	15,003	86	68,892

Other income (expense), net:
Interest income	14,519	15	190	1,176	353	(13,444)	2,809
Interest expense	(17,486)	(3,789)	(1,663)	(12,428)	(997)	13,444	(22,919)
Foreign currency exchange gain (loss)	(15)	—	(2,190)	2,074	(333)	—	(464)
Equity income from investment in subsidiaries	12,439	1,700	—	1,896	—	(16,035)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	9	(58)	2	104	512	—	569

Total other income (expense), net	12,369	(2,132)	(3,661)	(7,178)	(465)	(18,938)	(20,005)

Income (loss) before income taxes	31,336	1,391	27,734	(7,260)	14,538	(18,852)	48,887
Income tax expense	(1,300)	(250)	(8,144)	(1,756)	(1,679)	—	(13,129)

Income (loss) before minority interest	30,036	1,141	19,590	(9,016)	12,859	(18,852)	35,758
Minority interest	—	—	—	—	—	(5,722)	(5,722)

Net income (loss)	$30,036	$1,141	$19,590	$(9,016)	$12,859	$(24,574)	$30,036

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Six Months Ended June 25, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non –
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$30,036	$1,141	$19,590	$(9,016)	$12,859	$(24,574)	$30,036
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	42,146	844	25,535	46,735	25,226	(40)	140,446
Amortization of leasing prepayments	6,368	—	—	—	—	—	6,368
Debt issuance cost amortization	1,056	54	—	—	—	—	1,110
(Gain) loss on sale of property, plant and equipment	396	—	1	(26)	(5)	—	366
Accretion of discount on convertible notes	3,274	—	—	—	—	—	3,274
Foreign currency exchange (gain) loss	(126)	—	—	—	1,213	—	1,087
Share-based compensation expense	2,219	871	2,714	846	578	—	7,228
Deferred income taxes	1,300	(8)	8,144	1,394	521	—	11,351
Minority interest in income of subsidiary	—	—	—	—	—	5,722	5,722
Equity income from investment in subsidiaries	(12,439)	(1,700)	—	(1,896)	—	16,035	—
Others	(9)	232	—	300	1,244	—	1,767
Changes in operating working capital:
Accounts receivable	(17,056)	—	—	(33,852)	(1,041)	—	(51,949)
Amounts due from affiliates	(86,708)	1,419	1,706	(22,716)	6,357	101,257	1,315
Inventories	(11,340)	—	(12,363)	(3,638)	(5,076)	—	(32,417)
Other receivables, prepaid expenses and other assets	(11,929)	(8)	(6,276)	(1,264)	1,897	2,857	(14,723)
Accounts payable, accrued operating expenses and other payables	17,528	(1,230)	18,909	8,314	34,827	—	78,348
Amounts due to affiliates	(260)	(1,098)	2,679	81,963	17,984	(101,257)	11

Net cash provided by (used in) operating activities	(35,544)	517	60,639	67,144	96,584	—	189,340

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$17,157	$—	$17,157
Proceeds from maturity of marketable securities	—	—	—	—	6,411	—	6,411
Purchases of marketable securities	—	—	—	—	(37,060)	—	(37,060)
Cash injection in subsidiary	(6,664)	—	—	(19,500)	—	26,164	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(876)	(385)	(230)	(1,703)	(22)	—	(3,216)
Purchases of property, plant and equipment	(57,914)	(121)	(75,635)	(33,485)	(114,707)	8,643	(273,219)
Others, net	4,266	—	1,086	3,403	2,125	(8,643)	2,237

Net cash used in investing activities	(71,342)	(506)	(74,779)	(51,285)	(126,096)	26,164	(297,844)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(14,478)	$—	$(13,380)	$—	$(27,858)
Repayment of long-term debts	—	—	—	—	(4,551)	—	(4,551)
Proceeds from issuance of shares, net of expenses	6,458	—	—	—	26,164	(26,164)	6,458
Proceeds from bank borrowings	—	—	16,623	—	28,261	—	44,884
Decrease (increase) in restricted cash and deposits	—	—	116	—	(8,022)	—	(7,906)
Capital lease payments	—	—	(3,506)	—	—	—	(3,506)

Net cash provided by (used in) financing activities	6,458	—	(1,245)	—	28,472	(26,164)	7,521

Net increase (decrease) in cash and cash equivalents	(100,428)	11	(15,385)	15,859	(1,040)	—	(100,983)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	788	—	788
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$44,413	$646	$16,906	$25,724	$36,836	$—	$124,525

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on February 28, 2006. Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our second quarter of 2006 ended on June 25, 2006, while our second quarter of 2005 ended on June 26, 2005. References to “U.S. GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on June 25, 2006 was 959.20 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. Dollar amounts, based on this exchange rate.
Overview
     STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power and array packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution (“RDL”), integrated passive device (“IPD”) and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (“SiP”) and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level chip scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs. Our merger with ChipPAC, which significantly broadened our capabilities in both packaging and test services, enabled us to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services to an enlarged customer base of the combined company.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan. We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in the United States, Singapore, South Korea, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Results of Operations
Three and six months ended June 25, 2006 compared to three and six months ended June 26, 2005
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $418.1 million and $803.8 million in the three and six months ended June 25, 2006, respectively, an increase of 58.2% and 61.3% compared to $264.3 million and $498.5 million in the three and six months ended June 26, 2005, respectively. The increase was primarily due to a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging during the three and six months ended June 25, 2006.
     Our packaging revenue in the three and six months ended June 25, 2006 increased 62.2% and 65.2% to $307.8 million and $590.3 million, respectively, compared to the same periods in 2005. Unit volumes of our total packaging in the three and six months ended June 25, 2006 were 67.5% and 74.6% higher compared to the same periods in 2005 and contributed to an increase of $123.5 million and $251.0 million in revenue, respectively. The average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in the three and six months ended June 25, 2006 decreased 2.9% and 5.1%, respectively, compared to the three and six months ended June 26, 2005, primarily due to changes in product mix, and contributed to a decrease of $5.4 million and $17.9 million in revenue, respectively. Test revenue in the three and six months ended June 25, 2006 increased 48.1% and 51.2% to $110.3 million and $213.5 million, respectively, compared to the three and six months ended June 26, 2005.
     In the three and six months ended June 25, 2006, revenue contribution from the communications market increased 4.6% and 2.4% over the three and six months ended June 26, 2005, respectively, and represented 57.3% and 56.4% of our revenues in the three and six months ended June 25, 2006, respectively, compared to 52.7% and 54.0% of our revenues in the three and six months ended June 26, 2005, respectively. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in the three and six months ended June 25, 2006 increased 1.0% and 1.9% compared to the same periods in 2005, respectively, and represented 23.6% and 24.0% of our revenues in the three and six months ended June 25, 2006, respectively. Revenue contribution from personal computers market in the three and six months ended June 25, 2006 decreased 5.6% and 4.3% over the same periods in 2005 and represented 19.1% and 19.6% of our revenues in the three and six months ended June 25, 2006, respectively. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
Gross Profit
     Gross profit in the three and six months ended June 25, 2006 was $86.8 million and $163.4 million, respectively, an increase of $51.0 million and $103.2 million compared to $35.8 million and $60.2 million in the same periods in 2005, respectively. Gross profit as a percentage of revenues was 20.8% and 20.3% in the three and six months ended June 25, 2006, respectively, compared to 13.5% and 12.1% in the same periods in 2005. Gross profit in the three and six months ended June 25, 2006 include $1.6 million and $3.1 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R) which reduced gross margin by 0.3% and 0.4%, respectively, during the periods. In the three and six months ended June 25, 2006, gross profit improved primarily as a result of better operating leverage, higher equipment utilization, continued cost control measures, partially offset by higher depreciation from our larger capital asset base, changes in product mix, lower overall average selling price and an increase in cost of materials. Overall equipment utilization was approximately 77% in the three months ended June 25, 2006 compared to approximately 71% in the same period in 2005. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2005.
Selling, General and Administrative
     Selling, general and administrative expenses were $39.9 million and $79.6 million in the three and six months ended June 25, 2006, respectively, an increase of 18.2% and 20.6% compared to $33.8 million and $66.0 million in the three and six months ended June 26, 2005, respectively. As a percentage of revenues, selling, general and administrative expenses were 9.5% and 9.9% in the three and six months ended June 25,

2006, respectively, compared to 12.8% and 13.2% in the same periods in 2005. The increase in selling, general and administrative expenses was primarily due to higher share-based compensation expense, additional headcount and general business support for our overall business growth and higher Sarbanes-Oxley Act compliance related expenses. In the three and six months ended June 25, 2006, share-based compensation expense were $0.8 million and $3.2 million, respectively, under SFAS 123(R) compared to $0.2 million and $0.4 million under APB 25 in the same periods in 2005.
Research and Development
     Research and development expenses were $7.9 million and $14.9 million in the three and six months ended June 25, 2006, respectively, compared to $6.5 million and $12.5 million in the same periods in 2005, an increase of $1.4 million and $2.4 million, respectively. As a percentage of revenues, research and development expenses were 1.9% in each of the three and six months ended June 25, 2006 compared to 2.5% in each of the same periods in 2005. Research and development increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $0.4 million and $0.9 million under SFAS 123(R) in the three and six months ended June 25, 2006.
Restructuring Charges
     In the three months ended March 27, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended March 27, 2005, we had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in the three months ended March 27, 2005. There were no restructuring charges incurred in the three and six months ended June 25, 2006.
Net Interest Income (Expense)
     Net interest expense was $10.4 million and $20.1 million in the three and six months ended June 25, 2006, respectively, compared to $8.3 million and $17.7 million in the same periods in 2005. Interest income was $1.1 million and $2.8 million in the three and six months ended June 25, 2006, respectively, compared to $1.2 million and $2.4 million in the three and six months ended June 26, 2005, respectively. The increase in interest income in the six months ended June 25, 2006 was primarily due to an increase in cash equivalents and marketable securities held by us compared to the same period in 2005.
     Interest expense was $11.5 million and $22.9 million in the three and six months ended June 25, 2006, respectively, compared to $9.5 million and $20.1 million in the three and six months ended June 26, 2005, respectively. The increase in interest expense was primarily due to interest on additional debts resulting from the issuance of the $150.0 million 7.5% senior notes due 2010 in July 2005, an increase in foreign loans of $14.8 million in South Korea and $19.5 million in Taiwan. This increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of short-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $836.5 million and $760.2 million as of June 25, 2006 and June 26, 2005, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain or (loss) was $(0.5) million and $(0.5) million in the three and six months ended June 25, 2006, respectively, compared to $0.1 million and $(0.3) million in the same periods in 2005. These non-cash losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and the Malaysian Ringgit.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.3 million and $0.6 million in the three and six months ended June 25, 2006, respectively, compared to net other non-operating income or (expense) of $0.2 million and $(1.4) million in the three and six months ended June 26, 2005, respectively. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the three months ended March 27, 2005.
Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income tax expense were $7.2 million and $13.1 million in the three and six months ended June 25, 2006, respectively, compared to $1.2 million and $2.3 million in the three and six months ended June 26, 2005, respectively.

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash, cash equivalents and marketable securities, which amounted to $173.0 million as of June 25, 2006, and cashflows from operations. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to $251.1 million, of which $130.7 million was utilized as of June 25, 2006. In addition, we have appointed Oversea-Chinese Banking Corporation Limited as the lead bank and arranger to provide a $125.0 million 3-year revolving line of credit which we closed in August 2006. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $350.0 million in 2006 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long term strategic investments. We invested $245.3 million on capital expenditures in the six months ended June 25, 2006, compared to $70.5 million in the six months ended June 26, 2005. We experienced an increase in capital expenditure in the six months ended June 25, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments.
     At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations in 2006. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of June 25, 2006, our total debt outstanding consisted of $836.5 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.

     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.6 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. We intend to use the remaining proceeds for general corporate purposes and pending such use, we have invested the proceeds in short-term investments. In September 2005, the Company filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.
Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4.6 million has been refunded in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements
     Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011, 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $342.6 million as of June 25, 2006.

Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, and other agreements as of June 25, 2006, were as follows (in thousands):

	Payments Due
				More
	Within 1	1-3	3-5	Than 5
	Year	Years	Years	Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007 (1)	$36,186	—	—	—	$36,186
Zero coupon convertible notes due 2008 (1)(2)	—	128,549	—	—	128,549
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	50,000	—	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.5% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	7,025	240	—	—	7,265
Long-term loans	23,104	57,092	5,723	—	85,919
Short-term loans	13,566	—	—	—	13,566

Total on balance sheet commitments	$79,881	$335,881	$205,723	$215,000	$836,485

Off balance sheet commitments:
Operating leases	$22,034	42,647	19,596	57,266	141,543
Royalty/ licensing agreements	7,532	15,028	14,622	—	37,182
Contingent payments to Cirrus	1,000	250	—	—	1,250
Purchase obligations:
- Capital commitments	55,163	—	—	—	55,163
- Inventory purchase commitments	107,471	—	—	—	107,471
Other non-current liabilities (3)	—	—	—	—	—

Total off balance sheet commitments	$193,200	$57,925	$34,218	$57,266	$342,609

Total commitments	$273,081	$393,806	$239,941	$272,266	$1,179,094

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

(3)	Our other non-current liabilities as of June 25, 2006 were $74.0 million, including $23.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payment.
Contingencies
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16.7 million as of June 25, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of June 25, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of June 25, 2006 is estimated to be 33.3 billion South Korean Won (approximately $34.7 million as of June 25, 2006). As of June 25, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Cash Flows From Operating Activities
     In the six months ended June 25, 2006, cash provided by operations was $189.3 million compared to $127.1 million in the six months ended June 26, 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities. In the six months ended June 25, 2006, non-cash related items included $147.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $7.2 million related to share-based compensation expense, $3.3 million from the accretion of discount, $11.4 million from the deferred taxes and $5.7 million from the minority interest in income of our subsidiary. In the six months ended June 26, 2005, non-cash related items included $138.5 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $4.2 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% notes, $2.0 million from the deferred taxes and $1.3 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories and other receivables, prepaid expenses and other assets. Working capital source of cash included decreases in amount due from affiliates and increases in accounts payable, accrued operating expenses and other payables and amount due to affiliates.
Cash Flows From Investing Activities
     In the six months ended June 25, 2006, cash used in investing activities was $297.8 million compared to $87.2 million in the six months ended June 26, 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $273.2 million in the six months ended June 25, 2006 and $74.9 million during the same period in 2005. We experienced an increase in capital expenditure in the six months ended June 25, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments. In the six months ended June 25, 2006 and June 26, 2005, we acquired $3.2 million and $1.7 million, respectively, of software, licenses and other intangible assets. In the six months ended June 25, 2006 and June 26, 2005, we invested in marketable securities which amounted to $37.1 million and $20.3 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $23.6 million and $8.0 million, respectively.
Cash Flows From Financing Activities
     In the six months ended June 25, 2006, cash provided by financing activities was $7.5 million compared to cash used in financing of $78.6 million in the six months ended June 26, 2005. In the six months ended June 25, 2006, $44.9 million was borrowed and $32.4 million was repaid on our borrowings and debts compared to $123.5 million and $35.8 million, respectively, for the same period in 2005. In the six months ended June 26, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In addition, $3.5 million and $4.1 million of capital lease payments were made in the six months ended June 25, 2006 and June 26, 2005, respectively. In the six months ended June 25, 2006 and June 26, 2005, we placed $7.9 million and $1.5 million, respectively, as restricted cash and deposits. In each of the six months ended June 25, 2006 and June 26, 2005, $6.5 million was provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.